

04003289

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2004

SEC FILE NUMBER
8- 29667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Lafayette Blvd. Wright Building 9th Floor

(No. and Street)

Bridgeport   CT   06601
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T. McElwee   (203) 338-4929   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

3001 Summer Street Stamford Square   Stamford   CT   06905
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Robert V. Rodia_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____People's Securities Inc._____ , as of _____December 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title   President

Notary Public _____   My Commission Expires May 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

people's securities inc.

People's Securities, Inc.
A Subsidiary of People's Bank

1000 Lafayette Boulevard, P.O. Box 31
Bridgeport, Connecticut 06601-0031
203.338.0800   800.392.3009

Notice pursuant to Rule 17a-5 (f) (2) of the
Securities and Exchange Commission

The following information is provided in accordance with SEC Rule 17a-5 (f) (2):

1): Broker / Dealer identification:

      Name: People's Securities, Inc.

      Address: Wright Building, 9th Floor
                        1000 Lafayette Boulevard
                        Bridgeport, CT. 06601-0031

      Telephone: (203) 338-4929

      SEC File No.: 8-29667

      Firm ID No.:   013704

2): Accounting Firm identification:

      Name: KPMG LLP

      Address: 3001 Summer Street
                        Stamford Square
                        Stamford, CT 06905

      Telephone   (203) 356-9800

3) : The Audit agreement with KPMG LLP is a continuing agreement
     for successive annual audits which covers the year ended December 31, 2003
     and subsequent periods.

Bruce T. McElwee
Controller



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report on Internal Controls

The Board of Directors
People's Securities, Inc.:

In planning and performing our audit of the financial statements of People's Securities, Inc. (the "Company"), a wholly owned subsidiary of People's Bank, as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

I.	making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
II.	making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
III.	complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System; and
IV.	obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not

necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in internal control is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's management and board of directors, the Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 13, 2004





FEB 27 2004

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Financial Statements and
Supplementary Schedules

December 31, 2003

(With Independent Auditors' Report Thereon)

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Table of Contents



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

The Board of Directors
People's Securities, Inc.:

We have audited the accompanying statement of condition of People's Securities, Inc. (the "Company") (a wholly owned subsidiary of People's Bank) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of People's Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 13, 2004



KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Statement of Condition

December 31, 2003

Assets

Cash and cash equivalents (note 3)	$	16,943,686
Cash segregated under federal regulations (note 3)		13,712,477
Securities owned, at fair value (note 4)		18,060,995
Receivables from customers (note 5)		30,119,037
Receivables from clearing organization		3,124,304
Other assets		293,334
Total assets	$	82,253,833

Liabilities and Stockholder's Equity

Liabilities:		
Payables to customers (note 5)	$	45,452,415
Due to People's Bank (note 2)		1,679,978
Other liabilities		123,318
Total liabilities		47,255,711
Stockholder's equity (note 6)		
Common stock (without par value; authorized 5,000 shares; 100 shares issued and outstanding)		500,000
Additional paid-in capital (note 2)		5,216,571
Retained earnings		29,281,551
Total stockholder's equity		34,998,122
Total liabilities and stockholder's equity	$	82,253,833

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's Bank)

Statement of Income

Year ended December 31, 2003

Revenues:		
Commissions from customer transactions	$	13,011,244
Interest income on customer receivables (note 5)		1,096,902
Interest income on securities and other earning assets (note 3)		942,729
Trading, net (note 2)		(230,529)
Other		334,325
Total revenues		15,154,671
Expenses:		
Compensation and benefits		7,386,232
Data processing		1,265,280
Communications		568,090
Depreciation		904,087
Regulatory		218,436
Occupancy		511,201
Marketing		467,578
Transaction clearing		564,426
Interest expense (note 5)		180,542
Stationery, printing, and postage		221,508
Other		351,645
Total expenses		12,639,025
Income before income tax expense		2,515,646
Income tax expense (note 2)		880,476
Net income	$	1,635,170

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2002	$	500,000	5,102,436	27,646,381	33,248,817
Net income		—	—	1,635,170	1,635,170
Forgiveness of income tax (note 2)		—	114,135	—	114,135
Balance at December 31, 2003	$	500,000	5,216,571	29,281,551	34,998,122

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	1,635,170
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Decrease in cash segregated under federal regulations		2,906,306
Increase in receivables from clearing organization		(2,794,332)
Decrease in securities owned, at fair value		4,522,798
Increase in net payables to customers		997,479
Decrease in due to People's Bank		(35,782)
Changes in other assets and other liabilities, net		146,521
Net cash provided by operating activities		7,378,160
Cash and cash equivalents at beginning of year		9,565,526
Cash and cash equivalents at end of year	$	16,943,686
Supplemental information:		
Interest paid	$	180,542
Income taxes paid to People's Bank		880,476

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Notes to Financial Statements

December 31, 2003

(1) Organization and Nature of Business

People's Securities, Inc. (the "Company") is a brokerage firm and a wholly owned subsidiary of People's Bank ("People's"). The Company is a member of the National Association of Securities Dealers and is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934.

The Company is registered in all 50 states and operates through a network of 26 Connecticut-based investment and brokerage offices, with 25 located in People's traditional branches or financial centers. Commission revenues are principally fees charged to customers for buying and selling securities, including mutual funds and annuities. A significant portion of customer transactions are conducted online using the Internet.

(2) Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as commercial paper) with an original maturity at the date of purchase of three months or less, but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents are carried at amortized cost which approximates fair value.

Securities Owned, at Fair Value

All of the Company's securities at December 31, 2003 were reported at fair value, with net unrealized losses reported in trading, net in the statement of income. The fair values of securities were based principally on market prices and dealer quotes.

Commissions

The Company recognizes commission revenues and expenses on a settlement-date basis, which does not differ significantly from a trade-date basis.

Intercompany Expense Allocations

The Company's financial statements reflect allocations of certain occupancy, equipment, and personnel-related expenses that are paid on its behalf by People's. Personnel-related allocations include costs applicable to Company employees' participation in the pension and other benefit plans sponsored by People's. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

6 (Continued)

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by People's. Pursuant to a tax sharing arrangement, People's charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For 2003, income tax expense was allocated to the Company using the applicable federal statutory tax rate of 35%, since People's consolidated tax group did not incur a Connecticut income tax liability for the year.

People's has forgiven certain tax liabilities related to net unrealized gains recorded by the Company in 2002 pursuant to the foregoing tax sharing arrangement. The Company has accounted for the amounts forgiven as additions to its paid-in capital.

(3) **Cash and Cash Equivalents**

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. This account is maintained at People's and had a balance of $13,712,477 at December 31, 2003.

Additional funds are invested daily in an interest-earning cash management account administered by People's. Interest income earned on this account and other interest-bearing balances with People's amounted to $241,209 in 2003.

The components of cash (other than the segregated reserve account) and cash equivalents at December 31, 2003 are as follows:

Cash management account administered by People's	$	8,030,531
Commercial paper		8,595,273
Cash management accounts administered by others		317,882
Total cash and cash equivalents	$	16,943,686

(4) **Securities Owned, at Fair Value**

The following is a summary of securities owned at December 31, 2003:

		Fair value
Corporate bonds	$	2,083,560
Collateralized mortgage obligations		1,901,960
Federal agency obligations		14,061,160
Equity Securities		14,315
	$	18,060,995

(Continued)

(5) Customer Transactions

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Customer receivables and payables include amounts due on cash and margin transactions and are generally interest bearing. Interest rates on receivables are set at between 0.5% and 1.5% over the Company's base rate which is ¾ of a point above the broker call rate. Interest rates on payables are set slightly below People's money market rate. Receivables are generally collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.

(6) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-1, the Company has elected to compute its net capital requirement at December 31, 2003 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of (i) $250,000 or (ii) 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2003, the Company had net capital, as defined, of $33,620,238, which was approximately 102% of aggregate debit balances and $32,958,305 in excess of its required net capital.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Computation of Net Capital Under Rule 15c3-1

December 31, 2003

Net capital, as defined:		
Total stockholder's equity	$	34,998,122
Less unsecured customer receivables and other non-allowable assets		125,938
Net capital before haircuts on securities positions		34,872,184
Haircuts on securities positions (computed, where applicable, pursuant to Rule 15c3-1(f))		(1,251,946)
Net capital, as defined		33,620,238
Computation of alternative net capital requirement:		
The greater of (i) $250,000 or (ii) $661,933, representing 2% of aggregate debit items of $33,096,656 as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation		(661,933)
Excess net capital	$	32,958,305
Net capital in excess of:		
4% of aggregate debit items	$	32,296,372
5% of aggregate debit items		31,965,405

Note:
There is no material difference between the above computation and the Company's calculation which was included in Part II of Form X-17a-5 as of December 31, 2003.

See accompanying independent auditors' report.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3

December 31, 2003

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	45,452,415
Other		21,960
Total credit balances	$	45,474,375
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	30,081,304
Receivables from broker and clearing organization		3,015,352
Total debit balances		33,096,656
Less 3% of aggregate debit items		992,900
Total debit balances, net	$	32,103,756
Reserve computation:		
Excess of total credits over total debits	$	13,370,619
Amount held on deposit in reserve bank account at December 31, 2003		13,712,477
Excess per this computation	$	341,858

Note:
There is no material difference between the above computation and the Company's calculation which was included in Part II of Form X-17a-5 as of December 31, 2003.

See accompanying independent auditors' report.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's Bank)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2003

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce date to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3 $ —

   Number of items   None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 $ —

   Number of items   None

See accompanying independent auditors' report.